Exhibit 2.1

AMENDMENT NO. 1 TO THE

AGREEMENT AND PLAN OF MERGER

This Amendment No. 1 to the Agreement and Plan of Merger (this “Amendment”) is made and entered into as of June 2, 2021, by and among Meredith Corporation, an Iowa corporation (the “Company”), Gray Television, Inc., a Georgia corporation (“Parent”) and Gray Hawkeye Stations, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). Each of the Company, Parent and Merger Sub is sometimes referred to herein as a “Party” and, collectively, as the “Parties.”

RECITALS

A. The Parties entered into that certain Agreement and Plan of Merger, dated as of May 3, 2021 (the “Agreement”).

B. The Agreement, pursuant to Section 10.2 thereof, may be amended by written agreement of the Parties.

C. The Parties desire to amend the Agreement in order to reflect certain additional understandings reached among the Parties.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained in this Amendment, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:

Section 1. Interpretation. This Amendment is made and delivered pursuant to the Agreement. Except as otherwise provided herein, capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Agreement.

Section 2. Amendments to the Agreement.

(A) The definition of “Merger Consideration” in the first Recital of the Agreement is hereby amended and restated to replace the words “$14.51 in cash” with “$16.99 in cash”.

(B) The following sentence shall be added to the end of Section 3.9:

“The Company has provided to Parent all written documentation and all other material information relating to any Company Acquisition Proposal received by the Company from the Person making such Company Acquisition Proposal after May 3, 2021 and prior to June 2, 2021.”

(C) Section 7.3(c) of the Agreement is hereby amended and restated in its entirety to read as follows:

“The Company shall promptly (and in any event within two (2) Business Days) notify Parent in writing after receipt of any Company Acquisition Proposal, any inquiry or proposal that could reasonably be expected to lead to a Company Acquisition Proposal or any inquiry or request for nonpublic information relating to the Company and its Subsidiaries by any Person who has made or could reasonably be expected to make a Company Acquisition Proposal. Such notice shall indicate the identity of the Person making the proposal, request or offer, the material terms and conditions of any such proposal, request or offer or the nature of the information requested pursuant to such inquiry or request, and any and all written documents and other materials provided to the Company by the Person making such proposal, request or offer in connection with any such proposal, request or offer received. Thereafter, the Company shall keep Parent reasonably informed, on a prompt basis, regarding any material changes to the status and material terms of any such proposal, request or offer (including any material amendments thereto or any material change to the scope or material terms or conditions thereof), and shall provide to Parent all related documentation received by the Company in connection therewith, but in no event later than one (1) Business Day after any such material change.”

(D) Section 7.3(f) of the Agreement is hereby amended and restated in its entirety to read as follows:

“Prior to making any Company Adverse Recommendation Change or entering into any Alternative Company Acquisition Agreement, (i) the Company Board shall provide Parent at least five (5) Business Days’ prior written notice of its intention to take such action, which notice shall specify, in reasonable detail, the reasons therefor and, in the case of a Company Acquisition Proposal, the material terms and conditions of such proposal, and attaching a copy of any proposed agreements for the Superior Company Proposal, if applicable, it being understood that the delivery of such notice shall not itself constitute a Company Adverse Recommendation Change; (ii) during the five (5) Business Days following such written notice, the Company Board and its Representatives shall negotiate in good faith with Parent (to the extent Parent desires to negotiate) regarding any revisions to the terms of the transactions contemplated hereby proposed by Parent in response to such Superior Company Proposal or Intervening Event, as applicable, as would enable the Company Board to maintain the Company Board Recommendation and not make a Company Adverse Recommendation Change or, in the case of a Superior Company Proposal, terminate this Agreement; and (iii) at the end of the five (5) Business Day period described in the foregoing clause (ii), the Company Board shall have concluded in good faith, after consultation with the Company’s outside legal counsel and outside financial advisors (and taking into account any adjustment or modification of the terms of this Agreement proposed in writing by Parent), that, as applicable (A) the Company Acquisition Proposal continues to be a Superior Company Proposal or (B) the Intervening Event continues to warrant a Company Adverse Recommendation Change and, in each case, that failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Laws.”

(E) Section 9.2 of the Agreement is hereby amended and restated in its entirety to read as follows:

“In the event of the termination of this Agreement by either Parent or the Company as provided in Section 9.1, written notice thereof shall forthwith be given by the terminating Party to the other Party or Parties specifying the provision hereof pursuant to which such termination is made. In the event of the termination of this Agreement in compliance with Section 9.1, this Agreement shall be terminated and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any Party (or any stockholder, director, officer, employee, agent, consultant or representative of such Party), other than the Confidentiality Agreement, this Section 9.2, Section 9.3, and Article X, which provisions shall survive such termination; provided, however, that, subject to the limitations set forth in Section 7.11(e), Section 9.3 and Section 10.12, nothing in this first sentence of Section 9.2 shall relieve any Party from liability for fraud or Willful Breach of this Agreement prior to such termination or the requirement to make the payments set forth in Section 9.3. No termination of this Agreement shall affect the obligations of the Parties contained in the Confidentiality Agreement. The parties hereto agree that, upon any termination of this Agreement under circumstances where (i) the Company Termination Fee or the Financing Failure Termination Fee is payable by the Company to Parent or (ii) the Parent Termination Fee is payable by Parent to the Company, if such amount referenced in the foregoing clause (i) or (ii), as the case may be, is paid in full, except as provided in the last sentence of Section 9.3(a)(i), the receipt of such amount by the receiving party shall be the sole and exclusive remedy of the receiving party in connection with this Agreement or the transactions contemplated hereby, and such party (A) shall be precluded from any other remedy against any other party hereto, at law or in equity or otherwise and (B) shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against any of the other parties hereto, any of their respective Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, stockholders or Affiliates or their respective Representatives in connection with this Agreement or the transactions contemplated hereby, including any breach of this Agreement (including any Willful Breach but excluding fraud). Each party acknowledges and agrees that in no event shall the Company be required to pay the Company

Termination Fee or the Financing Failure Termination Fee on more than one occasion (except, for the avoidance of doubt, as provided in the last sentence of Section 9.3(a)(i)) nor shall Parent be required to pay the Parent Termination Fee on more than one occasion. Each party acknowledges that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other parties would not enter into this Agreement.”

(F) Section 9.3(a)(i) of the Agreement is hereby amended and restated in its entirety to read as follows:

“In the event that this Agreement is terminated (A) by Parent pursuant to Section 9.1(c)(i), or in the event that this Agreement is terminated by the Company pursuant to Section 9.1(d)(ii), then, in each case, the Company shall pay to Parent, by wire transfer of immediately available funds, a fee in the amount of $113,000,000 at or prior to the termination of this Agreement in the case of a termination pursuant to Section 9.1(d)(ii) or as promptly as practicable (and, in any event, within two (2) Business Days following such termination) in the case of a termination pursuant to Section 9.1(c)(i) (the “Company Termination Fee”), or (B) by Parent or the Company pursuant to Section 9.1(b)(i) if, at the time of such termination, (1) each of the conditions set forth in Section 8.1 (other than the conditions set forth in Section 8.1(e)) and Section 8.3, other than those conditions that by their terms are to be satisfied by actions at Closing, has been satisfied or waived, and (2) each of the conditions to the Distribution (as defined in the Separation and Distribution Agreement) set forth in Section 3.3 of the Separation and Distribution Agreement, other than the conditions set forth in Section 3.3(d) and Section 3.3(e) of the Separation and Distribution Agreement, has been satisfied or waived, then the Company shall pay to Parent, by wire transfer of immediately available funds, a fee in the amount of $73,000,000 as promptly as practicable (and, in any event, within two (2) Business Days following such termination) (the “Financing Failure Termination Fee”). For the avoidance of doubt, in no event will both a Company Termination Fee and a Financing Failure Termination Fee be payable in connection with the termination of this Agreement; provided, however, that in the event a Financing Failure Termination Fee is actually paid, a Company Termination Fee (net of any Financing Failure Termination Fee previously paid) may become payable pursuant to Section 9.3(a)(ii).”

(G) Section 9.3(a)(ii) of the Agreement is hereby amended and restated in its entirety to read as follows:

“In the event that this Agreement is terminated by the Company or Parent pursuant to Section 9.1(b)(i) or Section 9.1(b)(iii), or in the event that this Agreement is terminated by Parent pursuant to Section 9.1(c)(ii) in respect of a Willful Breach by the Company of a covenant or agreement contained in this Agreement, and in each case at any time after the date of this Agreement prior to such termination (A) a Company Acquisition Proposal has been made to the Company and publicly announced or otherwise disclosed and has not been withdrawn prior to the termination of this Agreement (or (I) prior to the Company Shareholders’ Meeting in the case of a termination pursuant to Section 9.1(b)(iii) or (II) prior to the applicable breach giving rise to the termination right in the case of a termination pursuant to Section 9.1(c)(ii)) and provided that the Company Shareholder Approval shall not have been obtained at the Company Shareholders’ Meeting (including any adjournment or postponement thereof)) and (B) within twelve (12) months after such termination, the Company (x) enters into an agreement with respect to a Company Acquisition Proposal and such Company Acquisition Proposal is subsequently consummated or (y) consummates a Company Acquisition Proposal, then, in any such event, the Company shall pay to Parent, by wire transfer of immediately available funds, the Company Termination Fee, less the amount of any Parent Expenses, or the Financing Failure Termination Fee, as applicable, previously paid by the Company, concurrently with the consummation of such transaction arising from such Company Acquisition Proposal (and in any event, within two (2) Business Days following such consummation); provided, however, that for purposes of the definition of “Company Acquisition Proposal” in this Section 9.3(a)(ii), references to “20%” and “80%” shall be replaced by “50%”.”

(H) Section 9.3(b) of the Agreement is hereby amended and restated in its entirety to read as follows:

“If this Agreement is terminated by Parent or the Company pursuant to Section 9.1(b)(iii), then the Company shall pay to Parent, by wire transfer of immediately available funds, an amount equal to the documented out of pocket costs and expenses, including any commitment fees under the Commitment Letter and the fees and expenses of counsel, accountants, investment bankers, Parent Financing Sources, experts and consultants, incurred by Parent in connection with this Agreement and the transactions contemplated by this Agreement in an amount not to exceed $10,000,000 (the “Parent Expenses”) as promptly as practicable (and, in any event, within two (2) Business Days following such termination).”

(I) The first sentence of Section 9.3(d) of the Agreement is hereby amended and restated in its entirety to read as follows:

“The Parties acknowledge that (i) the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, (ii) the Company Termination Fee, the Financing Failure Termination Fee, and Parent Expenses are not a penalty, but are liquidated damages, in a reasonable amount that will compensate Parent in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision, (iii) the Parent Termination Fee is not a penalty, but rather is a reasonable amount that will compensate the Company in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision, and (iv) that, without these agreements, the Parties would not enter into this Agreement.”

(J) The last sentence of Section 9.3(d) of the Agreement is hereby amended and restated in its entirety to read as follows:

“In no event shall a Company Termination Fee, a Parent Termination Fee or a Financing Failure Termination be payable more than once (except, for the avoidance of doubt, as provided in the last sentence of Section 9.3(a)(i)).”

(K) Section 9.3(e) of the Agreement is hereby amended and restated in its entirety to read as follows:

“Notwithstanding anything in this Agreement to the contrary, subject to Section 10.12, (i) in the event that this Agreement is terminated under circumstances where the Company Termination Fee or the Financing Failure Termination Fee is payable pursuant to this Section 9.3, the payment of the Company Termination Fee or, except as provided in the last sentence of Section 9.3(a)(i), the Financing Failure Termination Fee shall be the sole and exclusive remedy of Parent and Merger Sub against the Company and its Subsidiaries and any of their respective former, current or future shareholders, directors, officers, employees, Affiliates or Representatives (the “Company Related Parties”) for all losses and damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby and (ii) in the event that this Agreement is terminated under circumstances where the Parent Termination Fee is payable pursuant to Section 9.3, the payment of the Parent Termination Fee shall be the sole and exclusive remedy of the Company against Parent and Merger Sub and their respective Subsidiaries and any of their respective former, current or future shareholders, directors, officers, employees, Affiliates or Representatives (the “Parent Related Parties”) for all losses and damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise , and upon payment of such amount, none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby.”

(L) Concurrently with the execution and delivery of this Amendment, Parent has delivered to the Company a true, complete and correct copy of the fully executed amended and restated debt commitment letter and associated fee letters dated the date hereof (with only the fee amount, economic flex, syndication levels and certain other economic terms redacted in a customary manner (none of which could reasonably be expected to adversely affect conditionality, enforceability or termination provisions of the debt commitment letter or reduce the aggregate principal amount of the Parent Financing)) (the “Amended Debt Commitment Letter”). As of the date of this Amendment, Parent hereby makes the representations and warranties in Section 4.9 of the Agreement (provided, however, that representations and warranties in Section 4.9 of the Agreement that are made as of the date of the Agreement shall be deemed to have been made as of the date hereof) with respect to the Amended Debt Commitment Letter and represents and warrants to the Company that each of the Parent Financing Sources have approved this Amendment. For the avoidance of doubt, from the execution of this Amendment, all references in the Agreement to the Parent Commitment Letter shall be deemed references to the Amended Debt Commitment Letter and all references to the Parent Financing shall be deemed to include the funding of the amounts contemplated by the Amended Debt Commitment Letter.

Section 3. Miscellaneous.

(A) Entire Agreement; Full Force and Effect. Except to the extent specifically amended herein or supplemented hereby, the Agreement remains unchanged and in full force and effect, and this Amendment will be governed by and subject to the terms of the Agreement, as amended by this Amendment (including Article X of the Agreement which is incorporated herein by reference). The Agreement (including the documents and the instruments referred to therein), as amended by this Amendment, constitutes the entire agreement among the Parties, and supersedes all prior agreements and understandings, both written and oral, among the Parties, with respect to the subject matter of the Agreement. From and after the date of this Amendment, each reference in the Agreement to “this Agreement”, “hereof”, “hereunder”, “herein” or words of like import, and all references to the Agreement in any and all agreements, instruments, documents, notes, certificates and other writings of every kind of nature (other than this Amendment or as otherwise expressly provided) will be deemed to mean the Agreement, as amended by this Amendment, whether or not this Amendment is expressly referenced.

(B) Counterparts. This Amendment may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that each Party need not sign the same counterpart.

Remainder of Page Intentionally Left Blank

IN WITNESS WHEREOF, the Company, Parent and Merger Sub have caused this Amendment to be executed by their respective officers thereunto duly authorized as of the date first above written.

MEREDITH CORPORATION

By:	/s/ Jason Frierott
Name:	Jason Frierott
Title:	Vice President, Secretary and Treasurer

GRAY TELEVISION, INC.

By:	/s/ Hilton H. Howell, Jr.
Name:	Hilton H. Howell, Jr.
Title:	Executive Chairman and Chief Executive Officer

GRAY HAWKEYE STATIONS, INC.

By:	/s/ Kevin P. Latek
Name:	Kevin P. Latek
Title:	Executive Vice President

Signature Page to Amendment No. 1 to the Agreement and Plan of Merger